



New York Stock Exchange
11 Wall Street
New York, NY 10005

September 17, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of CITIGROUP GLOBAL MARKETS HOLDINGS INC., guaranteed by CITIGROUP INC., under the Exchange Act of 1934:

- Medium Term Senior Notes, Series N, Floating Rate Notes Due September 15, 2028
- Medium Term Senior Notes, Series N, Floating Rate Notes Due September 17, 2026

Sincerely,